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                                                                    Exhibit 99.1


                                                                          988889
                                                                   PRESS RELEASE



[LOGO OF LA MONDIALE GROUP]                            [LOGO OF AEGON]



LA MONDIALE AND AEGON TO ENTER INTO AN ALLIANCE IN EUROPE
----------------------------------------------------------

LA MONDIALE, the mutual French life insurance company, a specialist in life insurance and pensions, and AEGON, the multinational life insurance group, will enter into an alliance for pensions in Europe.

More information will be given by Patrick Peugeot, chairman and CEO of LA MONDIALE and Donald J. Shepard, chairman of the Executive Board of AEGON, at a special press conference at the headquarters of La Mondiale, 22 Boulevard Malesherbes, 75008 Paris on Thursday 5 September 2002, 11.00 a.m.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates;
(2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.


Paris, The Hague, 4 September 2002
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LA MONDIALE                                          AEGON N.V.
Press contacts                                       Group Communications
Laure Le Roch                                        Tel +31 (0)70 344 83 44
Tel +33 (0)1 44 94 67 54                             E-mail groupcom@aegon.nl
E-mail laure.leroch@lamondiale.com                          -----------------
       ----------------------------                  www.aegon.com
www.lamondiale.com                                   --------------
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